IVY FUNDS DISTRIBUTOR, INC.

Computation for Determination of Customer Reserve Requirements & PAB

Accounts Reserve Requirements Under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.